experian®

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

14 August 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


07026226

SUPPL


RECEIVED
AUG 2 2 2007
200
WASH, D.C.
SECTION

Dear Sirs:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022

Enclosed are documents and a related schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter dated 10 July 2007, we are not including in this submission those documents which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

EXPERIAN GROUP LIMITED

SCHEDULE OF 'PAPER COPY' DOCUMENTS ISSUED/FILED IN THE PERIOD FROM 15 JULY 2007 TO 14 AUGUST 2007

Exemption file number 82-35022

DOCUMENTATION ISSUED/FILED		
18/07/2007		Copy of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting, as submitted to the FSA.
31/07/2007		Copy of special resolutions passed by the Company at its annual general meeing on 18 July 2007, as filed in the Companies Registry, Jersey.
31/07/2007		Copy of the amended memorandum and articles of association of the Company, as filed in the Companies Registry, Jersey.

Copy of all resolutions passed by Experian Group Limited (other than resolutions concerning ordinary business) at its Annual General Meeting held on 18 July 2007.

16. Subject to the passing of Resolution 15 above, that the authority conferred on the Directors by Article 10.3 of the Company's Articles of Association shall be renewed and for this purpose the Non-pre-emptive Amount shall be US$5,100,000 and the Allotment Period shall be the period commencing on 18 July 2007 and ending on the conclusion of the Annual General Meeting to be held in 2008 or, if earlier, 17 October 2008, except that the Company may before such expiry make an offer or agreement which would or might require equity securities (as defined in the Articles of Association) to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

17. To authorise the Directors, generally and unconditionally pursuant to Article 57 of the Companies (Jersey) Law 1991, to make market purchases of ordinary shares in the capital of the Company on the London Stock Exchange on behalf of the Company on such terms and in such manner as the Directors may from time to time determine, provided that:

(i) the maximum number of ordinary shares which may be purchased under this authority is 102,000,000 ordinary shares of US$0.10 each;

(ii) the minimum price (not including expenses) which may be paid for each ordinary share is US$0.10;

(iii) the maximum price (not including expenses) which may be paid for each ordinary share is an amount equal to the higher of: (a) 105 per cent of the average market value of the Company's ordinary shares as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and (b) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and

(iv) the authority hereby conferred shall expire on the earlier of 17 October 2008 and the conclusion of the Annual General Meeting of the Company to be held in 2008 (except that the Company shall be entitled, at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase shares in accordance with such contract as if the authority conferred had not expired) unless such authority is reviewed prior to such time.

18. That:

(i) the Articles of Association of the Company be amended to update the provisions relating to shareholder communications in accordance with the document produced to the meeting and initialled by the Chairman for the purposes of identification; and

(ii) the Company be authorised, subject to and in accordance with the Articles of Association of the Company, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.

19. That the Articles of Association of the Company be amended to update the provisions relating to shareholder notifications, investigations of share interests, audits of poll results, minute books, certain cross-references to the UK Companies Act 1985 and summary financial statements in accordance with the document produced to the meeting and initialled by the Chairman for the purposes of identification.

COMPANIES (JERSEY) LAW 1991, AS AMENDED

REGISTRATION OF SPECIAL RESOLUTIONS

I, Charles Bennett Brown, the Secretary of the Company named **Experian Group Limited** hereby certify that the Special Resolutions detailed below were duly passed at the Annual General Meeting, of the Company held on the 18th day of July 2007.

"16. Subject to the passing of Resolution 15 above, that the authority conferred on the Directors by Article 10.3 of the Company's Articles of Association shall be renewed and for this purpose the Non-pre-emptive Amount shall be US$5,100,000 and the Allotment Period shall be the period commencing on 18 July 2007 and ending on the conclusion of the Annual General Meeting to be held in 2008 or, if earlier, 17 October 2008, except that the Company may before such expiry make an offer or agreement which would or might require equity securities (as defined in the Articles of Association) to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

17. To authorise the Directors, generally and unconditionally pursuant to Article 57 of the Companies (Jersey) Law 1991, to make market purchases of ordinary shares in the capital of the Company on the London Stock Exchange on behalf of the Company on such terms and in such manner as the Directors may from time to time determine, provided that:

- *(i) the maximum number of ordinary shares which may be purchased under this authority is 102,000,000 ordinary shares of US$0.10 each;*
- *(ii) the minimum price (not including expenses) which may be paid for each ordinary share is US$0.10;*
- *(iii) the maximum price (not including expenses) which may be paid for each ordinary share is an amount equal to the higher of: (a) 105 per cent of the average market value of the Company's ordinary shares as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and (b) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and*
- *(iv) the authority hereby conferred shall expire on the earlier of 17 October 2008 and the conclusion of the Annual General Meeting of the Company to be held in 2008 (except that the Company shall be entitled, at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase shares in accordance with such contract as if the authority conferred had not expired) unless such authority is reviewed prior to such time.*

18. That:

- *(i) the Articles of Association of the Company be amended to update the provisions relating to shareholder communications in accordance with the document produced to the meeting and initialled by the Chairman for the purposes of identification; and*
- *(ii) the Company be authorised, subject to and in accordance with the Articles of Association of the Company, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.*

19. That the Articles of Association of the Company be amended to update the provisions relating to shareholder notifications, investigations of share interests, audits of poll results, minute books, certain cross-references to the UK Companies Act 1985 and summary financial statements in accordance with the document produced to the meeting and initialled by the Chairman for the purposes of identification."

Signed as a true copy



....
Charles Brown
Company Secretary

Date: 23 July 2007

Presented by:
Experian Group Limited
Newenham House
Northern Cross
Malahide Road
Dublin 17
Ireland

FSC

use

Ref: No............. Date....................................

Reference...........................
Initials ....

No. 93905

Companies (Jersey) Law 1991

Company Limited by Shares

MEMORANDUM
AND
ARTICLES OF ASSOCIATION

as amended by Special Resolutions passed on 18 July 2007

of

Experian Group Limited

(incorporated on 30 June 2006)

No. 93905

Companies (Jersey) Law 1991

Memorandum of Association

of

Experian Group Limited

adopted by Special Resolution passed on 13 September 2006

1 The name of the Company is Experian Group Limited.

2 The Company is a public company.

3 The Company is a par value company.

4 The share capital[1] of the Company is US$200,000,000 divided into:

(a) 1,999,999,980 Ordinary Shares with a par value of US$0.10 each; and

(b) 20 Deferred Shares with a par value of US$0.10 each.

5 The liability of a member of the Company is limited to the amount unpaid (if any) on such member's share or shares.

---

[1] On 4 October 2006, 20 Ordinary Shares were reclassified as Deferred Shares, and the Company's share capital was amended accordingly, pursuant to a Special Resolution passed on 13 September 2006.

Table of Contents

Page

Preliminary ... 1

1 Standard Table not to apply ... 1

2 Interpretation ... 1

Share Capital ... 5

3 Amount of share capital ... 5

4 Increase of share capital ... 5

5 Consolidation, subdivision and cancellation ... 5

6 Issue of fractional shares ... 5

7 Purchase of own shares ... 5

8 Reduction of capital ... 6

Shares ... 6

9 Rights attaching to shares on issue ... 6

10 Directors' power to allot securities ... 7

11 Pre-emption rights ... 8

12 Commissions on issue of shares ... 8

13 Renunciation of allotment ... 9

14 Trust etc. interests not recognised ... 9

Disclosure of interests in shares and company investigations ... 9

15 Notification of interests in shares ... 9

16 Provisions applicable to Article 17 ... 9

17 Power of the company to investigate interests in shares ... 12

Share Certificates ... 12

18 Issue of share certificates ... 12

19 Form of share certificate 13

20 Joint holders 13

21 Replacement of share certificates 13

Calls on Shares 13

22 Power to make calls 13

23 Liability for calls 14

24 Interest on overdue amounts 14

25 Other sums due on shares 14

26 Power to differentiate between holders 14

27 Payment of calls in advance 14

Forfeiture and Lien 14

28 Notice on failure to pay a call 14

29 Forfeiture for non-compliance 15

30 Disposal of forfeited shares 15

31 Holder to remain liable despite forfeiture 15

32 Lien on partly-paid shares 15

33 Sale of shares subject to lien 15

34 Proceeds of sale of shares subject to lien 16

35 Evidence of forfeiture 16

Variation of Rights 16

36 Manner of variation of rights 16

37 Matters not constituting variation of rights 17

Transfer of Shares 17

38 Form of transfer 17

39 Balance certificate 17

40 Right to refuse registration 17

41 No fee on registration 18

42 Closure of Register 18

Register 18

43 Register 18

44 Branch Register 19

45 Further provisions on shares in uncertificated form 19

Transmission of Shares 21

46 Persons entitled on death 21

47 Election by persons entitled by transmission 21

48 Rights of persons entitled by transmission 21

Untraced Shareholders 21

49 Untraced Shareholders 21

General Meetings 22

50 Annual and Extraordinary General Meetings 22

51 Convening of General Meetings 22

Notice of General Meetings 23

52 Notice of General Meetings 23

53 Contents of notice of General Meetings 24

Proceedings at General Meetings 24

54 Chairman 24

55 Quorum 24

56 Lack of quorum 24

57 Adjournment 25

58 Notice of adjourned meeting 25

59 Amendments to resolutions 25

60 Orderly Conduct of Meetings 25

Polls 26

61 Voting procedures 26

62 Procedure on a poll 26

63 Voting on a poll 27

64 Timing of poll 27

Votes of Members 27

65 Votes attaching to shares 27

66 Votes of joint holders 27

67 Chairman's casting vote 27

68 Restriction on voting in particular circumstances 28

69 Voting by guardian etc. 29

70 Validity and result of vote 30

71 Minutes 30

Proxies and Corporate Representatives 30

72 Appointment of proxies 30

73 Form of proxy 30

74 Deposit of form of proxy 31

75 Rights of proxy 31

76 Revocation of proxy 31

77 Corporations acting by representatives 32

Directors 32

78 Number of Directors 32

79 Share qualification 32

80 Directors' fees 32
81 Other remuneration of Directors 32
82 Directors' expenses 33
83 Directors' pensions and other benefits 33
84 Appointment of executive Directors 33
85 Powers of executive Directors 33
Appointment and Retirement of Directors 33
86 Age limit 33
87 Retirement at Annual General Meetings 34
88 Re-election of retiring Director 34
89 Election of two or more Directors 34
90 Nomination of Director for election 34
91 Election or appointment of additional Director 35
92 Vacation of office 35
93 Removal of Director 35
Meetings and Proceedings of Directors 36
94 Convening of meetings of Directors 36
95 Quorum 36
96 Chairman 36
97 Casting vote 36
98 Number of Directors below minimum 37
99 Written resolutions 37
100 Validity of proceedings 37
Directors' Interests 37
101 Directors may have interests 37

102 Restrictions on voting 38

103 Directors' interests - general 39

Committees of the Directors 39

104 Appointment and constitution of committees 39

105 Proceedings of committee meetings 40

Powers of Directors 40

106 General powers 40

107 Appointment of attorney 40

108 President 41

109 Signature on cheques etc. 41

110 Borrowing powers 41

Alternate Directors 44

111 Alternate Directors 44

Secretary 45

112 Secretary 45

The Seal 45

113 The Seal 45

Authentication of Documents 46

114 Authentication of documents 46

Minute Book 46

115 Minute Book 46

Reserves 46

116 Establishment of reserves 46

117 Business bought as from past date 46

Dividends 47

118 Final dividends ... 47

119 Fixed and interim dividends ... 47

120 Income Access Share arrangements ... 47

121 Distribution *in specie* ... 48

122 No dividend except out of profits ... 48

123 Ranking of shares for dividend ... 49

124 Manner of payment of dividends ... 49

125 Joint holders ... 50

126 Record date for dividends ... 50

127 No interest on dividends ... 50

128 Retention of dividends ... 50

129 Unclaimed dividend ... 50

130 Waiver of dividend ... 50

Capitalisation of Profits and Reserves ... 51

131 Capitalisation of profits and reserves ... 51

Scrip Dividends ... 51

132 Scrip dividends ... 51

Accounts ... 53

133 Accounting records ... 53

134 Copies of accounts for members ... 53

Auditors ... 54

135 Appointment of Auditor ... 54

136 Validity of Auditor's acts ... 54

137 Auditor's right to attend General Meetings ... 54

Notices ... 54

138 Service of notices etc. 54

139 Joint holders 55

140 Deceased and bankrupt members 55

141 Overseas members 55

142 Suspension of postal services 55

143 Signature or authentication of documents sent by electronic means 56

144 Electronic communication 56

145 Statutory requirements as to notices 57

Winding Up 57

146 Winding up 57

147 Distribution of assets *in specie* 57

Destruction of Documents 58

148 Destruction of documents 58

Indemnity 58

149 Indemnity 58

Number of US Members 59

150 Restrictions on number of US Members 59

Companies (Jersey) Law 1991

Company Limited by Shares

Articles of Association

as amended by Special Resolutions passed on 18 July 2007

of

Experian Group Limited

Preliminary

1 Standard Table not to apply

The regulations constituting the Standard Table in the Companies (Standard Table) (Jersey) Order 1992 shall not apply to the Company.

2 Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

"ADR Depositary"	A custodian or other person or persons approved by the Directors who holds shares in the Company under arrangements where either the custodian or some other person issues American Depositary Receipts which evidence American Depositary Shares representing shares in the Company.
"these Articles"	These Articles of Association as from time to time altered.
"Auditor"	The auditor of the Company for the time being appointed in accordance with these Articles.
"bankrupt"	Has the meaning given to it in the Interpretation (Jersey) Law, 1954.
"Deferred Shares"	Deferred shares in the capital of the Company as described in the Company's Memorandum of Association.
"Disclosure and Transparency Rules"	The UK Disclosure and Transparency Rules.
"Director"	A director of the Company for the time being.
the **"Financial Services and Markets Act 2000"**	The UK Financial Services and Markets Act 2000.
the **"Financial Services Authority"**	The Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

"IAS"	The redeemable preference share of $29^{3}/_{43}$ pence in GUS plc and/or any other redeemable preference share in any other subsidiary for the time being of the Company incorporated in England and Wales, and held in the IAS Trust.
"IAS Related Member"	On the record date for any dividend announced in accordance with Articles 118 or 119, any member of the Company who has elected to receive dividends under the IAS. For these purposes, a member of the Company shall be deemed to have elected to receive dividends under the IAS (unless such member makes an election to receive dividends from the Company rather than under the IAS) if: (i) such member becomes a member of the Company before its shares are admitted to trading on the London Stock Exchange and is registered as holding 50,000 or fewer Ordinary Shares on first registration as a member of the Company; or (ii) in respect of any other member, such member is registered as holding 50,000 or fewer Ordinary Shares on the record date for the first dividend announced or paid after such member is registered as a member of the Company.
"IAS Related Share"	Each share held by an IAS Related Member.
"IAS Trust"	The trust established for the purpose of holding the IAS in accordance with the provisions of the trust deed dated on or about 13 September 2006 between the Company, GUS plc and the IAS Trustee named therein as such trust deed may from time to time be amended in accordance with its terms.
"IAS Trustee"	The trustee of the IAS Trust.
"in writing"	Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another.
"Jersey"	The Island of Jersey.
the **"Jersey CREST Order"**	The Companies (Uncertificated Securities) (Jersey) Order 1999.
the **"Law"**	The Companies (Jersey) Law 1991.
the **"London Stock Exchange"**	London Stock Exchange plc.
"member"	A person whose name is entered in the Register as the holder of shares in the Company.
"month"	Calendar month.

"Office"	The registered office of the Company in Jersey for the time being.
"Operator"	CRESTCo Limited or such other person as may for the time being be approved by the Jersey Financial Services Commission as an approved operator under the Jersey CREST Order.
"Operator-instruction"	A properly authenticated dematerialised instruction attributable to the Operator.
"Ordinary Resolution"	A resolution passed by a simple majority of members who are entitled to vote in respect of such resolution.
"Ordinary Shares"	Ordinary shares in the capital of the Company as described in the Company's Memorandum of Association.
"paid"	Paid or credited as paid.
"participating security"	A security title to units of which is permitted by the Operator to be transferred by means of a relevant system.
"Procedural Resolution"	A resolution at a members' meeting which in the opinion of the chairman is of a procedural nature (such as a resolution on the choice of a chairman of the meeting, a resolution to adjourn the meeting or a resolution to correct an obvious error in a Substantive Resolution).
"Register"	The register of members of the Company to be kept and maintained in Jersey pursuant to these Articles, Article 41 of the Law and Article 18 of the Jersey CREST Order.
"relevant system"	A computer-based system, and procedures of the Operator, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Jersey CREST Order.
"Seal"	The Common Seal of the Company.
"Secretary"	Any person appointed by the Directors to perform any of the duties of secretary of the Company (including a temporary or assistant secretary), and in the event of two or more persons being appointed as joint secretaries, any one or more of the persons so appointed.
"Securities Seal"	An official seal kept by the Company by virtue of Article 24 of the Law.
"Special Resolution"	A resolution of the Company passed as a special resolution in accordance with the Law.
the **"Statutes"**	The Law, the Jersey CREST Order and every other statute for the time being in force in Jersey concerning companies and affecting the Company.
"subsidiary undertaking"	A subsidiary undertaking as defined in the UK Companies Act 2006.

"**Substantive Resolution**"	Any resolution at a members' meeting, other than a Procedural Resolution.
"**Summary Financial Statement**"	A summary financial statement as described in Article 134.
"**Transfer Office**"	The place in Jersey where the Register is situate for the time being.
the "**United Kingdom**" and "**UK**"	The United Kingdom of Great Britain and Northern Ireland.
"**year**"	Calendar year.

The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor or a liquidator.

The expression "**members' meeting**" shall include both a General Meeting and a meeting of the holders of any class of shares of the Company.

All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**member**" shall be construed accordingly.

The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings given to them in the UK Companies Act 2006.

The expression "**address**" includes, any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 74, an identification number of a participant in the relevant system) used for the purposes of sending or receiving notices, documents or information by electronic means.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the Jersey CREST Order.

Subject as aforesaid any words or expressions defined in the Law or the Jersey CREST Order shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

3 Amount of share capital

The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in these Articles.

4 Increase of share capital

The Company may, by altering its Memorandum of Association by Special Resolution, increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

5 Consolidation, subdivision and cancellation

5.1 The Company may, by altering its Memorandum of Association by Special Resolution, alter its share capital in any manner permitted by the Law.

5.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

6 Issue of fractional shares

The Company may issue fractions of shares in accordance with and subject to the provisions of the Law, provided that:

(c) a fraction of a share shall be taken into account in determining the entitlement of a member as regards dividends or on a winding up; and

(d) a fraction of a share shall not entitle a member to a vote in respect thereof.

7 Purchase of own shares

Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares which are admitted to the official list maintained by the Financial Services Authority and which are convertible into equity share capital of the Company of the class proposed to be

purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(a) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase, or the contract, has first been approved by a Special Resolution passed at a separate meeting of the holders of such convertible shares.

8 Reduction of capital

Subject to the provisions of the Law, the Company may by Special Resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

Shares

9 Rights attaching to shares on issue

9.1 Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Special Resolution determine and, subject to the provisions of the Statutes, the Company may issue or convert any existing non-redeemable shares (whether issued or not) into shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder thereof, on such terms and in such manner as may be determined by Special Resolution provided that no shares may be issued at a discount.

9.2 If the Company issues or converts any other shares in issue into Deferred Shares at any time, such Deferred Shares shall have all the rights attaching to Ordinary Shares, save that:

(a) the holders of the Deferred Shares shall not be entitled to receive a dividend or other distribution or to have any other right to participate in the profits of the Company;

(b) subject to Article 36, the holders of the Deferred Shares shall have no right to attend or vote at any general meeting of the Company;

(c) the Deferred Shares may be redeemed at par at any time at the option of the Company; and

(d) on a return of capital or winding up of the Company, the holders of the Deferred Shares shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up or credited as paid up or otherwise payable on such shares, to repayment of the amounts paid up or credited as paid up on the Deferred Shares, but shall have no further or other right to participate in the assets of the Company.

10 Directors' power to allot securities

10.1 Subject to the provisions of this Article 10 and Article 11 relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

10.2 The Directors shall be generally and unconditionally authorised to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Authorised Allotment Amount.

10.3 During each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority in Article 10.2 above:

(a) in connection with a Rights Issue; and

(b) otherwise than in connection with a Rights Issue, up to an aggregate nominal amount equal to the Non-pre-emptive Amount,

as if Article 11 did not apply to any such allotment or sale.

10.4 By such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted or sold after the expiry of such period.

10.5 For the purposes of this Article 10:

(a) the "**Allotment Period**" means the period ending on the date of the Annual General Meeting in 2007 or on 31 December 2007, whichever is the earlier, or any other period (not exceeding 15 months on any occasion) for which the authority conferred by Article 10.2 above is renewed by Ordinary Resolution of the Company in General Meeting stating the Authorised Allotment Amount for such period;

(b) "**equity securities**" has the same meaning as used in Section 89 of the UK Companies Act 1985, as if the Company were incorporated in England and Wales;

(c) the "**Authorised Allotment Amount**" shall for each Allotment Period be that stated in the relevant Ordinary Resolution renewing the authority conferred by Article 10.2 above for such period or, in either case, any increased amount fixed by Ordinary Resolution of the Company in General Meeting;

(d) the "**Non-pre-emptive Amount**" shall for each Allotment Period be that stated in the relevant Special Resolution renewing the power conferred by Article 10.3 above for such period or, in either case, any increased amount fixed by Special Resolution;

(e) "**relevant securities**" has the same meaning as used in Section 80 of the UK Companies Act 1985, as if the Company were incorporated in England and Wales;

(f) "**Rights Issue**" means an offer of equity securities open for acceptance for a period fixed by the Directors to members on the Register on a record date fixed by the Directors in proportion to their respective holdings of Ordinary Shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings so far as the Statutes allow) but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to

fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

(g) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

11 Pre-emption rights

11.1 Subject as indicated in Article 10.3 and Article 11.2, and unless the Company shall by Special Resolution otherwise direct, unissued shares in the capital of the Company shall only be allotted for cash in accordance with the provisions of this Article:

(a) all shares to be allotted (the **"offer shares"**) shall first be offered on the same or more favourable terms to the members of the Company in proportion to their existing holdings of shares subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory (the **"initial offer"**);

(b) the initial offer shall be made by written notice (the **"offer notice"**) from the Directors specifying the number and price of the offer shares and shall invite each member to state in writing within a period, not being less than 21 days, whether they are willing to accept any offer shares and, if so, the maximum number of offer shares they are willing to take;

(c) at the expiration of the time specified for acceptance in the offer notice the Directors shall allocate the offer shares to or amongst the members who shall have notified to the Directors their willingness to take any of the offer shares but so that no member shall be obliged to take more than the maximum number of shares notified by him under Article 11.1(b); and

(d) if any offer shares remain unallocated after the initial offer, the Directors shall be entitled to allot, grant options over or otherwise dispose of those shares to such persons in such manner as they think fit provided that those shares shall not be disposed of on terms which are more favourable than the terms of the initial offer.

11.2 The provisions of Article 11.1 shall not apply with respect to any shares or options which may be granted in accordance with the Company's share schemes or to the issue of shares pursuant to the exercise of any such options. In addition, for the avoidance of doubt, the provisions of Article 11.1 shall not apply to the allotment of any shares for a consideration other than cash, and, accordingly, the Directors may allot or otherwise dispose of any unissued shares in the capital of the Company for a consideration other than cash to such persons at such times and generally on such terms as they may think fit.

12 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

13 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities,

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

14 Trust etc. interests not recognised

Except as required by law or for the purposes of determining whether a person has an "interest" in "Relevant Share Capital" (each as defined in Article 16) for the purposes of Article 17, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

Disclosure of interests in shares and company investigations

15 Notification of interests in shares

15.1 Each member shall comply with the notification obligations to the Company contained in Chapter 5 of the Disclosure and Transparency Rules as if the Company was a UK issuer for the purposes of such rules.

15.2 If it shall come to the notice of the Directors that any member has not, within the requisite period, made or, as the case may be, procured the making of any notification required by this Article 15, the Directors may serve a notice on such member and the provisions of Article 68 shall apply.

16 Provisions applicable to Article 17

For the purposes of Article 17:

16.1.1 **"Relevant Share Capital"** means the Company's issued share capital of any class carrying rights to vote in all circumstances at general meetings of the Company; and for the avoidance of doubt:

(a) where the Company's share capital is divided into different classes of shares, references to Relevant Share Capital are to the issued share capital of each such class taken separately; and

(b) the temporary suspension of voting rights in respect of shares comprised in issued share capital of the Company of any such class does not affect the application of this Article in relation to interests in those or any other shares comprised in that class;

16.1.2 **"interest"** means, in relation to the Relevant Share Capital, any interest of any kind whatsoever (including, without limitation, a short position) in any shares comprised therein (disregarding any restraints or restrictions to which the exercise of any right attached to the interest in the share is, or may be, subject) and without limiting the meaning of "interest" a person shall be taken to have an interest in a share if:

(a) he enters into a contract for its purchase by him (whether for cash or other consideration); or

(b) not being the registered holder, he is entitled to exercise any right conferred by the holding of the share or is entitled to control the exercise or non-exercise of any such right; or

(c) he is a beneficiary of a trust where the property held on trust includes an interest in the share; or

(d) otherwise than by virtue of having an interest under a trust, he has a right to call for delivery of the share to himself or to his order; or

(e) otherwise than by virtue of having an interest under a trust, he has a right to acquire an interest in the share or is under an obligation to take an interest in the share; or

(f) he has a right to subscribe for the share; or

(g) he is the holder, writer or issuer of derivatives (including an option, a future and a contract for differences) involving shares whether or not: (i) they are cash-settled only; (ii) the shares are obliged to be delivered; or (iii) the person in question holds the underlying shares at that time,

whether in any case the contract, right or obligation is absolute or conditional, legally enforceable or not and evidenced in writing or not, and it shall be immaterial that a share in which a person has an interest is unidentifiable;

For the purpose of Article 16.1.2(g) above, a **"derivative"** shall, in relation to shares, include:

(i) rights, options or interests (whether described as units or otherwise) in, or in respect of, the shares;

(ii) contracts or arrangements, the purpose or pretended purpose of which is, or where a person has a right, to secure or increase a profit or avoid or reduce a loss, wholly or party by reference to the price or value, or a change in the price or value of shares or any rights, options or interests under (i);

(iii) rights options or interests (whether described as units or otherwise) in, or in respect of any rights, options or interests under, (i), or any contracts referred to in (ii);

(iv) instruments or other documents creating, acknowledging or evidencing any rights, options or interest or any contracts referred to in (i), (ii) or (iii); and

(v) the right of a person to:

(a) require another person to deliver the underlying shares; or

(b) receive from another person a sum of money if the price of the underlying shares increases or decreases;

16.1.3 a person is taken to be interested in any shares in which his spouse or any infant child or step-child of his is interested; and "infant" means a person under the age of 18 years;

16.1.4 a person is taken to be interested in shares if a body corporate is interested in them and:

(a) that body corporate or its directors are accustomed to act in accordance with his directions or instructions; or

(b) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate,

PROVIDED THAT:

(i) where a person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of a body corporate and that body corporate is entitled to exercise or control the exercise of any of the voting power at general meetings of another body corporate (the "**effective voting power**") then, for purposes of Article 16.1.4(b) above, the effective voting power is taken as exercisable by that person; and

(ii) for purposes of this Article, a person is entitled to exercise or control the exercise of voting power if he has a right (whether subject to conditions or not) the exercise of which would make him so entitled or he is under an obligation (whether or not so subject) the fulfilment of which would make him so entitled; and

16.1.5 a transfer of shares is an "**excepted transfer**" if, but only if it is:

(a) a transfer by way of, or in pursuance of, acceptance of a takeover offer for the Company meaning an offer to acquire all the shares, or all the shares of any class or classes, in the Company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares to which the offer relates or, where those shares include shares of different classes, in relation to all the shares of each class; or

(b) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is not connected (within the meaning of the UK Companies Act 2006) with a member and/or with any other person appearing to be interested in the shares; or

(c) a transfer in consequence of a sale made through the London Stock Exchange or any stock exchange outside the United Kingdom on which the Company's shares of the same class as the default shares (as defined in Article 68) are normally traded.

16.2 The provisions of Articles 15 and 17 are in addition to any and separate from any other rights or obligations arising at law or otherwise.

17 Power of the company to investigate interests in shares

17.1 The Company may by notice in writing request any person whom the Company knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which the notice is issued, to have been interested in shares comprised in the Relevant Share Capital:

17.1.1 to confirm that fact or (as the case may be) to indicate whether or not it is the case; and

17.1.2 where he holds or has during that time held an interest in shares so comprised, to give such further information as may be requested in accordance with Article 17.2.

17.2 A notice under Article 17.1 may request the person to whom it is addressed:

17.2.1 to give particulars of his own past or present interest in shares comprised in the Relevant Share Capital (held by him at any time during the three-year period mentioned in Article 17.1);

17.2.2 where the interest is a present interest and any other interest in the shares subsists or, in any case, where another interest in the shares subsisted during that three-year period at any time when his own interest subsisted, to give (so far as lies within his knowledge) such particulars with respect to that other interest as may be requested by the notice including the identity of persons interested in the shares in question; and

17.2.3 where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

17.3 A notice under Article 17.1 shall request any information given in response to the notice to be given in writing within such reasonable time as may be specified in the notice.

17.4 This Article 17 applies in relation to a person who has or previously had, or is or was entitled to acquire, a right to subscribe for shares in the Company which would on issue be comprised in Relevant Share Capital as it applies in relation to a person who is or was interested in shares so comprised; and references above in this section to an interest in shares so comprised and to shares so comprised are to be read accordingly in any such case as including respectively any such right and shares which would on issue be so comprised.

17.5 If any member, or any other person appearing to the Directors to be interested in any shares in the capital of the Company held by such member has been served with a request notice under this Article 17 and has failed within the period prescribed therein to supply to the Company the information thereby requested, the provisions of Article 68 shall apply.

Share Certificates

18 Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the

terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within five business days after lodgement of the transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of the transfer.

19 Form of share certificate

Every share certificate shall:

19.1 be executed by the Company: (a) by the affixation thereto of the Seal or Securities Seal in accordance with Article 113; or (b) under the hand of two Directors or one Director and the Secretary (either manually or using facsimile signatures);

19.2 shall specify the number and class of shares to which it relates and the amount paid up thereon and (if required by the Law) the distinguishing numbers of such shares; and

19.3 shall represent one class of shares only.

20 Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

21 Replacement of share certificates

21.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

21.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

21.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

21.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Calls on Shares

22 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

23 Liability for calls

Each member shall (subject to being given at least 14 days' notice in writing specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine.

24 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

25 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

26 Power to differentiate between holders

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

27 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

Forfeiture and Lien

28 Notice on failure to pay a call

28.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice in writing on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

28.2 The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

29 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

30 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

31 Holder to remain liable despite forfeiture

A person whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares. He shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares. He shall nevertheless remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 15 per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment. The Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal. They may also waive payment in whole or in part.

32 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article 32.

33 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the

share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

34 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

35 Evidence of forfeiture

A statutory declaration or an affidavit that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration or affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration or affidavit shall (subject to the relevant share transfer being made, if the same be required) constitute a good title to the share. The person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any). The title of such person to the share shall not be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Variation of Rights

36 Manner of variation of rights

36.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of two-thirds of the issued shares of the class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

36.2 To every such separate meeting all the provisions of these Articles relating to general meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

36.3 The foregoing provisions of this Article 36 shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares

of the class differently treated formed a separate class the special rights whereof are to be varied.

37 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by:

(a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto; or

(b) the purchase or redemption by the Company of any of its own shares.

Transfer of Shares

38 Form of transfer

38.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be executed under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

38.2 Subject to these Articles and the Law, all transfers of shares in uncertificated form shall be effected by means of the relevant system in accordance with the Jersey CREST Order provided that title to such shares shall not pass until such transfer is entered onto the Register in Jersey.

39 Balance certificate

Where only some of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new certificate for the balance of such shares issued in lieu without charge.

40 Right to refuse registration

40.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share and is lodged at the Office or the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

40.2 The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not

being fully-paid shares) provided that, where any such shares are admitted to the official list maintained by the Financial Services Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

40.3 The Directors shall register a transfer of title to any share in uncertificated form in accordance with the Jersey CREST Order except for any transfer which:

(a) the Directors are entitled, or required, to decline to register under the Jersey CREST Order or the relevant system;

(b) the Directors are entitled to decline to register under Articles 16, 17 or 68; or

(c) relates to any share on which the Company has a lien provided that this would not prevent dealings from taking place on an open and proper basis.

40.4 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

40.5 If the Directors refuse to register an allotment or transfer of shares they shall within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company (in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form),

send to the allottee or transferee notice in writing of the refusal.

41 No fee on registration

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

42 Closure of Register

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares.

Register

43 Register

The Directors shall keep and maintain or cause to be kept and maintained at the Office or at such other place in Jersey where it is made up, as the Directors may from time to time determine, a Register in the manner required by the Law and the Jersey CREST Order. In each year the Directors shall prepare or cause to be prepared and filed an annual return containing the particulars required by the Law. The Directors may rely upon the information provided to them from time to time by the Operator for the purposes of keeping the Register up to date in accordance with the Law. No copy of the Register, list, record or information in respect of the members of the Company kept or maintained outside Jersey shall constitute the Register or any part of the Register and the Company shall not be

bound to recognise any interest or right in respect of any share by virtue of it being contained or recorded in such copy of the Register or list, record or information.

44 Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept and maintained in any territory other than the United Kingdom or the Republic of Ireland a branch register of members resident in such territory, and the Directors may, subject to the requirement that the branch register be kept and maintained in any territory other than the United Kingdom or the Republic of Ireland, make and vary such regulations as they may think fit regarding the keeping of any such branch register.

45 Further provisions on shares in uncertificated form

45.1 The Directors may, in accordance with the Law and the Jersey CREST Order, resolve that some or all of the shares of a class of shares are to become, or are to cease to be, in uncertificated form and are to be, or are to cease to be, transferred by means of the relevant system. This Article shall only apply after such a resolution of the Directors has been made.

45.2 Shares of a class shall not be treated as forming a separate class from other shares of the same class as a consequence of such shares being in certificated form or uncertificated form or of any provision in these Articles or the Jersey CREST Order applying only to shares in certificated form or uncertificated form provided that for any purpose under these Articles, the Company may treat a member's holding of shares in uncertificated form and of shares in certificated form of the same class as if they were separate holdings, unless the Directors otherwise decide.

45.3 Any share of a class may be changed from uncertificated form to certificated form and from certificated form to uncertificated form in accordance with the Jersey CREST Order.

45.4 These Articles shall only apply to shares of any class which are in uncertificated form to the extent that these Articles are consistent with:

(a) the holding of such shares of that class in uncertificated form;

(b) the transfer of title to such shares by means of the relevant system;

(c) the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of the relevant system; and

(d) the provisions of the Jersey CREST Order.

45.5 Subject to the Law, the Directors may lay down regulations not included in these Articles which (in addition to, or in substitution for, any provisions in these Articles):

(a) apply to the issue, holding or transfer of shares in uncertificated form;

(b) set out (where appropriate) the procedures for conversion and/or redemption of shares in uncertificated form; and/or

(c) the Directors consider necessary or appropriate to ensure that these Articles are consistent with the Jersey CREST Order and/or the Operator's rules and practices.

Such regulations will apply instead of any relevant provisions in these Articles which relate to the transfer, conversion and redemption of shares in uncertificated form or which are not consistent with the Jersey CREST Order, in all cases to the extent (if any) stated in such regulations. If the Directors make any such regulations, Article 45.6 of these Articles will (for the avoidance of doubt) continue to apply, when read in conjunction with those regulations.

45.6 Any instruction given by means of the relevant system shall be a dematerialised instruction given in accordance with the Jersey CREST Order, the facilities and requirements of the relevant system and the Operator's rules and practices.

45.7 Where the Company is entitled under the Law, the Jersey CREST Order, the Operator's rules and practices, these Articles or otherwise to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares, the Directors may, in the case of any shares in uncertificated form, take such steps (subject to the Law, the Jersey CREST Order, the Operator's rules and practices and these Articles) as may be required or appropriate, by instruction by means of the relevant system or otherwise, to effect such disposal, forfeiture, enforcement or sale including by (without limitation):

(a) requesting or requiring the deletion of any computer based entries in the relevant system relating to the holding of such shares;

(b) altering such computer based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;

(c) requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;

(d) (subject to any applicable law) otherwise rectify or change the Register in respect of any such shares in such manner as the Directors consider appropriate (including, without limitation, by entering the name of a transferee into the Register as the next holder of such shares); and/or

(e) appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).

45.8 In relation to any share in uncertificated form:

(a) the Company may utilise the relevant system to the fullest extent available from time to time in the exercise of any of its powers or functions under the Law, the Jersey CREST Order or these Articles or otherwise in effecting any actions and the Company may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

(b) the Company may, by notice to the holder of that share, require the holder to change the form of that share to certificated form within such period as may be specified in the notice; and

(c) the Company shall not issue a share certificate.

45.9 The Company may, by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

Transmission of Shares

46 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article 46 shall release the estate of a deceased member (whether sole or joint) from any liability in respect of any share held by him.

47 Election by persons entitled by transmission

Any guardian of an infant member and any curator or guardian or other legal representative of a member under legal disability and any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

48 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

Untraced Shareholders

49 Untraced Shareholders

49.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 10 years prior to the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different

dates, the first thereof) at least three dividends in respect of the shares have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall on expiry of such period of 10 years have inserted advertisements in both a UK national newspaper and in a newspaper circulating in the area in which the last known postal address of the member or the postal address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three months following the publication of such advertisements the Company shall have received no communication from such member or person.

49.2 To give effect to any such sale the Company may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of, or person entitled by transmission to, such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

General Meetings

50 Annual and Extraordinary General Meetings

An Annual General Meeting shall be held not more than 18 months after the incorporation of the Company and subsequently once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

51 Convening of General Meetings

51.1 The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

51.2 All General Meetings shall take place in the Republic of Ireland (where the chairman of the meeting shall preside).

51.3 The Directors may, for the purpose of facilitating the organisation and administration of any General Meeting and to enable those wishing to attend any General Meeting to more conveniently participate in such meeting, direct that the meeting shall be held at one or more additional locations anywhere in the world. If they do so, they shall also make such arrangements as they shall in their absolute discretion consider appropriate:

(a) to ensure that all members and proxies for members wishing to attend the meeting can do so at some location; and

(b) to ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting; but

(c) to restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there.

The entitlement of any member or proxy to attend such a General Meeting shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

51.4 For the purposes of all other provisions of these Articles any General Meeting taking place at two or more locations shall be treated as taking place in the Republic of Ireland, and as being attended there by all members and duly appointed proxies who are present there or at one of the other locations.

51.5 Under no circumstances will a failure, for any reason, of communication equipment, or any other failure in the arrangements for participation in the meeting at more than one place, affect the validity of such meeting, or any business conducted thereat, or any action taken pursuant thereto.

51.6 A person (a "**Subsidiary Chairman**") appointed by the Directors shall preside at each location other than where the chairman of the meeting is presiding. Every Subsidiary Chairman shall carry out all requests made of him by the chairman of the meeting, shall keep good order at that location and shall have all powers necessary or desirable for such purposes.

Notice of General Meetings

52 Notice of General Meetings

An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution shall be called by 21 days' notice in writing at the least and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to each of the Directors and to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company Provided that the Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and Provided also that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent of the total voting rights of the members who have that right.

A notice to convene an Annual General Meeting or an Extraordinary General Meeting shall be issued by the Company from the Republic of Ireland. The distribution of that notice may be organised in such manner and from such jurisdictions as the Directors approve.

53 Contents of notice of General Meetings

53.1 Every notice calling a General Meeting shall specify the place (or places) and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

53.2 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

53.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

53.4 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

Proceedings at General Meetings

54 Chairman

At any General Meeting the Chairman of the Directors, failing whom a Deputy Chairman, failing whom any Director present and willing to act and, if more than one, chosen by the Directors present at the meeting, shall preside as chairman. If no Director is present within fifteen minutes after the time appointed for holding the meeting and willing to act as chairman, the members present and entitled to vote shall choose one of their number to be chairman of the meeting.

55 Quorum

Subject to the provisions of Article 56, no business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes but so that not less than two individuals shall constitute a quorum.

56 Lack of quorum

If within fifteen minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place(s) as may have been specified for the purpose in the notice

convening the meeting or (if not so specified) as the chairman of the meeting may determine.

57 Adjournment

57.1 The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place provided that the principal meeting place shall at all times remain in the Republic of Ireland.

57.2 In addition, the chairman of the meeting may at any time, without the consent of the meeting, interrupt or adjourn the meeting (whether or not a quorum is present) to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so (including where, in relation to a meeting taking place at two or more locations, the facilities at the principal meeting place or any other location become inadequate for the purposes set out in Article 51) provided that the principal meeting place shall at all times remain in the Republic of Ireland.

57.3 Nothing in this Article shall limit any other power vested in the chairman of the meeting to adjourn the meeting.

57.4 No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors.

57.5 All business conducted at any General Meeting up to the time the meeting has been adjourned shall be valid.

58 Notice of adjourned meeting

When a meeting is adjourned for 30 days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in accordance, *mutatis mutandis*, with Articles 52 and 53. Otherwise it shall not be necessary to give any such notice.

59 Amendments to resolutions

If an amendment shall be proposed to any Substantive Resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the Substantive Resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

60 Orderly Conduct of Meetings

60.1 The Directors may both prior to and during any General Meeting make any arrangements and impose any restrictions which in good faith they consider appropriate to ensure the security and/or the orderly conduct of any such general meeting, including, without limitation, arranging for any person attending any such meeting to be searched, for items of personal property which may be taken into any such meeting to be restricted and for any person (whether or not a member of the Company) who refuses to comply with any such arrangements or restrictions to be refused entry to or excluded from any such meeting.

60.2 The chairman of any General Meeting shall take such action as in good faith he thinks fit to promote the orderly conduct of the business of the meeting as set out in the notice of the meeting, including, without limitation, asking any person or persons (whether or not a member or members of the Company) to leave the meeting and, if necessary, having such person or persons excluded from the meeting. The decision of the chairman on matters relating to the orderly conduct of a meeting and on any other matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acing in good faith, as to whether any matter is of such nature. Nothing in this Article 60 shall limit any other power vested in the chairman.

Polls

61 Voting procedures

61.1 At any General Meeting:

(a) subject to Article 61.2, all Procedural Resolutions put to the vote of the meeting shall be decided on a show of hands; and

(b) all Substantive Resolutions put to the vote of the meeting shall be decided on a poll.

The chairman of the meeting shall use his absolute discretion to determine whether a resolution is a Procedural Resolution or a Substantive Resolution and his decision shall be final.

61.2 If any resolution referred to in Article 61.1(a), and any amendment thereto, shall be decided on a show of hands, before, or on the declaration of such a vote, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote on the resolution; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

61.3 A demand for a poll in accordance with Article 61.2 may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

62 Procedure on a poll

A poll shall be taken in such manner (including by use of ballot or voting papers or electronic means, or any combination thereof) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the

poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

63 Voting on a poll

63.1 On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

63.2 The members may require the Directors to obtain an independent report on any poll taken, or to be taken, at a general meeting of the Company, in accordance with, and the Company shall comply with, the provisions of Sections 342 to 349 and 351 to 353 of the UK Companies Act 2006 as if the Company was incorporated in the UK.

64 Timing of poll

A poll in relation to the appointment of the chairman of the meeting or a question of adjournment shall be taken forthwith. A poll in relation to any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. Any poll may, as the chairman shall direct, close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution. No notice need be given of a poll not taken immediately. The taking of a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of Members

65 Votes attaching to shares

Subject to Articles 16, 17 and 68 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder; and

(b) on a show of hands every member who is present in person or by proxy shall have one vote.

66 Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

67 Chairman's casting vote

In the case of an equality of votes, whether on a poll or a show of hands, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

68 Restriction on voting in particular circumstances

68.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

68.2 If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Article 15 or 17 and is in default for a period of 14 days or more in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 68.3(b) below) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

68.3 Where the default shares represent 0.25 per cent or more of the issued shares of the class in question, the Directors may in their absolute discretion by notice in writing (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares,

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the Jersey CREST Order.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

68.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

68.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied, with notice in writing thereof being given to the member forthwith).

68.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 68.3(b) above.

68.7 For the purposes of this Article 68:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Articles 16 or 17 and either: (i) the member has named such person as being so interested; or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an "**approved transfer**" if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Article 116 of the Law); or

(ii) the Directors are satisfied that the transfer is made pursuant to a *bona fide* sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through a recognised investment exchange or through a stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this paragraph (ii) any associate (as that term is defined in Article 123 of the Law) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

68.8 Where any person appearing to be interested in the default shares has been duly served with a direction notice and the default shares which are the subject of such direction notice are held by an ADR Depositary, the provisions of this Article shall be treated as applying only to such default shares held by the ADR Depositary and not (insofar as such person's apparent interest is concerned) to any other shares held by the ADR Depositary.

69 Voting by guardian etc.

Where in Jersey, England or elsewhere a special or general attorney has been appointed or a guardian, curator, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of legal incapacity or mental disorder, the Directors may in their absolute discretion, upon or

subject to production of such evidence of the appointment as the Directors may require, permit such attorney, guardian, curator, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

70 Validity and result of vote

70.1 No objection shall be raised as to the qualification of any voter or the admissibility of any vote except at the meeting or adjourned meeting at which the vote is tendered. Every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

70.2 Unless a poll is taken, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

70.3 Except where otherwise provided in the Law or in these Articles, all resolutions shall be adopted if approved by a majority of the votes cast.

71 Minutes

Minutes of all resolutions and proceedings of general meetings shall be duly and regularly entered in books kept for that purpose and shall be available for inspection by a member during business hours without charge at the Office. A member may require a copy of any such minutes in such manner, and upon payment of such sum, as provided in the Law.

Proxies and Corporate Representatives

72 Appointment of proxies

72.1 Any member of the Company may appoint a proxy, who need not be a member of the Company, to act at a General Meeting on his behalf.

72.2 A proxy shall only be appointed to act at General Meetings in the circumstances, and in the manner, provided for in Articles 73 to 77.

72.3 A member may appoint more than one proxy to attend any General Meeting, provided that the total number of such proxies shall not exceed the total number of shares carrying an entitlement to attend such meeting held by such member.

73 Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 143; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 143.

Any signature on or authentication of such appointment need not be witnessed. Where appointment of a proxy is signed or authenticated in accordance with Article 143 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

74 Deposit of form of proxy

74.1 The appointment of a proxy (together with such other documents, if any, required by Article 73) must be received at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no address is so specified, must be left at the office or Transfer Office) within such time (not exceeding 48 hours) before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used as may be specified in such notice, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

74.2 Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means and / or by means of a website in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that holder.

75 Rights of proxy

A proxy shall have the right to demand or join in demanding a poll and the right to speak at the meeting.

76 Revocation of proxy

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice in writing of such death, insanity or revocation shall have been received by the Company at the address or one of the addressees specified under Article 74 (subject to any conditions attached to the use of that particular address imposed under that Article) or, if no address was specified,

the Office or the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

77 Corporations acting by representatives

77.1 Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any shareholders' meeting. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

77.2 Where a person is authorised under this Article to represent a body corporate at a general meeting of the Company, the Directors or the chairman of the meeting may require him to produce a certified copy of the resolution from which he derives his authority.

Directors

78 Number of Directors

Subject as hereinafter provided the Directors shall not be less than three nor more than 20 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

79 Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meetings.

80 Directors' fees

The ordinary remuneration of the Directors (other than any Director who for the time being holds an executive office with the Company or a subsidiary of the Company) shall from time to time be determined by the Directors except that such remuneration shall not exceed £1,500,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company and may be paid by way of cash, commission, shares or otherwise and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

81 Other remuneration of Directors

Any Director who holds any executive office with the Company or any subsidiary of the Company (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are

outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

82 Directors' expenses

The Directors may pay on behalf of, or repay to, any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

83 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

84 Appointment of executive Directors

84.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

84.2 The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

84.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office expressly states otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

85 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time or at any time revoke, withdraw, alter or vary all or any of such powers and shall remain responsible for the supervision and review of the exercise of such powers so entrusted and conferred.

Appointment and Retirement of Directors

86 Age limit

No age limit shall apply to the appointment or election of any Director over a specified age.

87 Retirement at Annual General Meetings

87.1 Each Director shall retire at the Annual General Meeting held in the third calendar year following the year in which he was elected or last re-elected by the Company.

87.2 Each Director (other than the Chairman and any Director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected by the Company.

87.3 A Director who retires at any Annual General Meeting shall be eligible for re-election unless the Directors otherwise determine not later than the date of the notice of such Meeting.

88 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director (if eligible for re-election) or some other person eligible for election. In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director is ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where a resolution to elect such Director is void by reason of contravention of Article 89.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

89 Election of two or more Directors

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it. Any resolution moved in contravention of this provision shall be void.

90 Nomination of Director for election

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any General Meeting unless not less than seven nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed or authenticated in accordance with Article 143 by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed (or authenticated in accordance with Article 143) by the person to be proposed of his willingness to be elected.

91 Election or appointment of additional Director

The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

92 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited or disqualified by law from acting as a Director;

(b) if he ceases to be a Director by virtue of any provision of the Law;

(c) if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(d) if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(e) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(f) if he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated;

(g) if a notice in writing is served upon him, signed by all his co-Directors for the time being, to the effect that his office as Director shall on receipt of such notice *ipso facto* be vacated, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company; or

(h) in the case of a Director other than the Chairman and any Director holding an executive office, if the Directors shall resolve to require him to resign in accordance with paragraph (b) above and within 30 days of such resolution, he shall fail to do so.

93 Removal of Director

The Company may, in accordance with and subject to the provisions of the Statutes by Ordinary Resolution, remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office.

Meetings and Proceedings of Directors

94 Convening of meetings of Directors

94.1 Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors provided that such Director or Secretary must convene such meeting from the Republic of Ireland. All meetings of Directors shall be held outside the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

94.2 The Directors shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two Directors so linked. Such a meeting shall only be validly convened if the majority of the directors participating are located outside the United Kingdom. Such a meeting shall be deemed to take place where the chairman of the meeting then is located provided that no meeting can take place in the United Kingdom.

95 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. For the purposes of this Article, an alternate Director shall be counted in a quorum, but so that not less than two individuals will constitute the quorum.

96 Chairman

96.1 Subject to Article 96.3, the Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting or if the Directors shall otherwise determine, the Directors present may choose one of their number located outside the United Kingdom to be chairman of the meeting.

96.2 If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

96.3 No Director physically located in the United Kingdom may be chairman of a meeting of the Directors.

97 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

98 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

99 Written resolutions

A resolution in writing signed by all the Directors for the time being outside the United Kingdom and entitled to vote thereon (being not less in number than a quorum for meetings of the Directors) shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors, provided that no resolution in writing shall be valid if such resolution is signed by a Director who at such time is physically located in the United Kingdom.

100 Validity of proceedings

All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

Directors' Interests

101 Directors may have interests

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any direct or indirect interest of his which conflicts or may conflict to a material extent with the interests of the Company at the first meeting of the Directors at which a transaction is considered or as soon as practical after that meeting by notice in writing to the Secretary or has otherwise previously disclosed that he is to be regarded as interested in a transaction with a specific person, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c) may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director and may (or any firm of

which he is a partner, employee or member may) act in a professional capacity for the Company (other than as Auditor) and be remunerated therefor; and

(d) shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

102 Restrictions on voting

102.1 Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has directly or indirectly any interest which conflicts or may conflict, to a material extent, with the interests of the Company, otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

102.2 Subject to the provisions of the Statutes, a Director shall (in the absence of a direct or indirect interest which conflicts or may conflict, to a material extent, with the interests of the Company, other than as is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security, guarantee or indemnity in respect of: (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(c) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or member or otherwise, provided that he (together with persons connected with him as such expression is defined in the UK Companies Act 2006) does not have an interest (as that term is defined in Article 16) in one per cent or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article 102 to be a material interest in all circumstances);

(d) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning: (i) insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include

Directors; or (ii) indemnities in favour of Directors; or (iii) the funding of expenditure by one or more Directors on defending proceedings against him or them; or (iv) doing anything to enable such Director or Directors to avoid incurring such expenditure.

102.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 102.2(c) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

102.4 If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed.

103 Directors' interests - general

For the purposes of Articles 101 and 102:

(a) a general notice given to the Directors or Secretary that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b) an interest of a person who is connected (as such expression is defined in of the UK Companies Act 2006) with a Director shall be treated as an interest of the Director; and

(c) an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Where disclosure of an interest is made to the Secretary in accordance with this Article, the Secretary shall inform the Directors that it has been made and table the notice of the disclosure at the next meeting of the Directors. Any disclosure at a meeting of the Directors shall be recorded in the minutes of the meeting.

Committees of the Directors

104 Appointment and constitution of committees

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees or, where appropriate, its subsidiaries. Any such committee or subsidiary shall, unless the Directors otherwise resolve, have power to sub-delegate any of the powers or discretions delegated to it. Any committee shall consist of

one or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee or a subsidiary, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or subsidiary. Any committee or subsidiary so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee. The Directors may revoke, vary or suspend any powers or discretions delegated pursuant to this Article and shall remain responsible for the supervision and review of the exercise of such powers and discretions by any subsidiary or committee.

105 Proceedings of committee meetings

The meetings and proceedings of any committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under Article 104 (but such regulations may not supersede the provisions of Articles 94, 96, and 99).

Powers of Directors

106 General powers

The business and affairs of the Company shall be managed by the Directors, who may pay all expenses incurred in forming and registering the Company, and may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Ordinary Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article 106 shall not be limited or restricted by any special authority or power given to the Directors by any other Article (other than Articles 94, 96 and 99).

107 Appointment of attorney

The Directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

108 President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

109 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

110 Borrowing powers

110.1 Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property (present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Cash and Cash Equivalents shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed US$9 billion.

110.3 For the purpose of this Article:

110.3.1 the "**Group**" means the Company and its subsidiary undertakings for the time being;

110.3.2 the "**relevant balance sheet**" means at any time the latest audited consolidated balance sheet dealing with the state of affairs of the Company and (with or without exceptions) its subsidiary undertakings;

110.3.3 "**moneys borrowed**" shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(i) the amount of all debentures allotted or issued (whether or not for cash) by any member of the Group which are not for the time being beneficially owned by a company within the Group;

(ii) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(iii) the nominal amount of any allotted or issued and paid up share capital (other than equity share capital) of any subsidiary undertaking which is a body corporate of the Company not for the time being beneficially owned by other members of the Group;

(iv) the amount of any other allotted or issued and paid up share capital and of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed (or is the subject of an indemnity granted) by any member of the Group or which any member of the Group may be required to purchase;

(v) the minority proportion of moneys borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group;

(vi) the aggregate amount owing by any member of the Group under finance leases (as determined in accordance with any then current Financial Reporting Standard or otherwise in accordance with United Kingdom generally accepted accounting principles but excluding leaseholds of immovable property);

(vii) the principal amount of any book debts of any member of the Group which have been sold or agreed to be sold, to the extent that any member of the Group is for the time being liable to indemnify or reimburse the purchaser in respect of any non-payment in respect of such book debts;

(viii) any part of the purchase price of any movable or immovable assets acquired by any member of the Group, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal estate to such assets or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date;

but shall be deemed not to include:

(ix) moneys borrowed by any member of the Group for the purpose of repaying, redeeming or purchasing (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof pending the application for such purpose or, if earlier, the end of such period;

(x) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business;

(xi) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group;

and so that:

(xii) no amount shall be taken into account more than once in the same calculation but subject thereto (i) to (xi) above shall be read cumulatively; and

(xiii) in determining the amount of any debentures or other moneys borrowed or of any share capital for the purpose of this paragraph 110.3.3 there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final redemption or repayment Provided that if moneys are borrowed or shares are issued on terms that they may be repayable or redeemable (or that any member of the Group may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the member, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such repayment, redemption or purchase at the date as at which the calculation is being made;

110.3.4 in relation to a partly-owned subsidiary undertaking the "**minority proportion**" is a proportion equal to the proportion of its issued equity share capital which is not attributable to the Company;

110.3.5 "**Cash and Cash Equivalents**" means the aggregate Cash and Cash Equivalents of the Group as set out in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles used in the preparation of the relevant balance sheet,

less:

(i) in the case of a partly-owned subsidiary undertaking, a proportion thereof equal to the minority proportion; and

(ii) an amount equal to any amount excluded from paragraph 110.3.3 by virtue of sub-paragraph 110.3.3(ix).

110.4 For the purposes of the foregoing paragraphs borrowed moneys expressed in or calculated by reference to a currency other than US dollars shall be converted into US dollars at the relevant rate of exchange used for the purposes of the relevant balance sheet save that moneys borrowed (or first brought into account for the purposes of this Article) since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) ruling on the date on which such moneys are borrowed (or first taken into account as aforesaid) **provided that** in the case of any bank overdraft or other borrowing of a fluctuating amount (together herein described as an "**Overdraft Account**") the following further provisions shall apply:

110.4.1 if the amount outstanding on an Overdraft Account on a date as at which a calculation is being made for the purpose of the foregoing limit is not more than the amount outstanding on such Overdraft Account at the date of the relevant balance

sheet, the whole of such amount shall be converted at the rate of exchange used for the purpose of such balance sheet; and

110.4.2 if the amount outstanding on an Overdraft Account on a date as at which the calculation is being made for such purpose exceeds the amount which was outstanding on the same Overdraft Account at the date of the relevant balance sheet (or if the latter amount is nil), an amount equal to the excess shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) on the last business day preceding the date as on which the calculation is being made for such purpose and the balance shall be converted at the rate of exchange used for the purpose of the said balance sheet.

110.5 No person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

Alternate Directors

111 Alternate Directors

111.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

111.2 The appointment of an alternate Director shall terminate on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

111.3 An alternate Director shall be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this Article 111 shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director, nor shall he be deemed to be a Director for the purposes of these Articles, nor shall he be deemed to be the agent of his appointor.

111.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Secretary

112 Secretary

112.1 The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Deputy and/or Assistant Secretaries.

112.2 Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any Assistant or Deputy Secretary or if there is no Assistant or Deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

The Seal

113 The Seal

113.1 The Company may exercise the powers conferred by the Statutes with regard to having a seal, a Securities Seal and an official seal for use outside Jersey.

113.2 The Directors shall provide for the safe custody of the Seal, any Securities Seal and any other official seal adopted by the Company and no seal shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf. The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued.

113.3 Every instrument to which the Seal, the Securities Seal or any other official seal adopted by the Company shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed by one Director and the Secretary or by two Directors or by such person or persons who may be authorised by a resolution of the Directors or a committee of the Directors for that purpose.

113.4 The powers vested in the Company by the Law to adopt any seal shall be exercised by the Directors on behalf of the Company.

113.5 All seals of the Company shall be kept outside the United Kingdom.

Authentication of Documents

114 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Minute Book

115 Minute Book

The Directors shall cause all resolutions in writing passed in accordance with these Articles and minutes of proceedings at all general meetings of the Company or of the holders of any class of the Company's shares and of the Directors and of committees appointed by the Directors to be entered in books kept for the purpose which shall be maintained and kept at the Office or, in the case of minutes of proceedings of the Directors and of committees appointed by the Directors, at such other place outside the United Kingdom as the Directors think fit. Any minutes of a meeting, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall be evidence of the proceedings.

Reserves

116 Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

117 Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the

discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Dividends

118 Final dividends

Subject to the Law, the Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

119 Fixed and interim dividends

Subject to the Law, if and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time announce and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

120 Income Access Share arrangements

120.1 Where and to the extent that a Related IAS Dividend in respect of any dividend of the Company has been announced or declared by GUS plc (for so long as it is a subsidiary of the Company) or any other subsidiary for the time being of the Company incorporated or resident for United Kingdom tax purposes in England and Wales (a "**Qualifying Subsidiary**") on the IAS then, other than in respect of the Excess Amount, no dividend shall be paid on IAS Related Shares.

120.2 Any Excess Amount shall be paid either at the same time as the dividend paid by the Company on Ordinary Shares which are not IAS Related Shares or, if the Directors determine that is not practicable to do so, as soon thereafter as is reasonably practicable and in any event the Excess Amount shall not be paid more than 20 days after the payment of such dividend by the Company.

120.3 For the purposes of this Article 120:

(a) a dividend announced by a Qualifying Subsidiary is a "Related IAS Dividend" in respect of a dividend on the Ordinary Shares if such dividend has been announced by a Qualifying Subsidiary prior to the record date specified for the payment of a dividend on the Ordinary Shares. A dividend announced by a Qualifying Subsidiary shall be a Related IAS Dividend notwithstanding that the payment of such dividend is conditional upon a dividend being paid on those Ordinary Shares which are not IAS Related Shares;

(b) "Excess Amount" means the amount by which the dividend that would otherwise have been paid on the IAS Related Shares by the Company but for this Article exceeds the IAS Amount; and

(c) "IAS Amount" means the amount which a holder of an IAS Related Share is entitled to receive as a beneficiary under the terms of the IAS Trust or, subject to the terms of the IAS Trust, will become entitled to receive, in the case of a dividend announced or declared by a Qualifying Subsidiary which is conditional upon a dividend being paid on the Ordinary Shares, upon such condition being satisfied, provided that:

(i) if the IAS Amount is receivable in a currency other than the currency in which a dividend on the IAS Related Shares would have been paid by the Company but for this Article, such holder shall, for the purposes of calculating the Excess Amount, be deemed to be entitled to receive an amount expressed in the currency in which such dividend would have been paid calculated by converting the IAS Amount into such currency using such exchange rate for such currency conversion as the Directors may determine;

(ii) for the purposes of calculating the Excess Amount, the IAS Amount will be deemed to include:

(x) any amount that the IAS Trustee is compelled by law to withhold or deduct;

(y) a *pro rata* share of any tax that the Qualifying Subsidiary paying the Related IAS Dividend is compelled to withhold or deduct; and

(z) a *pro rata* share of any tax which is payable by the IAS Trustee in respect of the Related IAS Dividend; and

(iii) if a Related IAS Dividend is not paid within 15 days of payment by the Company of a dividend on those Ordinary Shares which are not IAS Related Shares, the IAS Amount shall be zero.

121 Distribution *in specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member or to trustees upon such trusts for the members as the board may think fit upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

122 No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

123 Ranking of shares for dividend

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide and subject to Article 120, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article 123 no amount paid on a share in advance of calls shall be treated as paid on the share.

124 Manner of payment of dividends

124.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member, to trustees upon such trusts for the members as the Directors may think fit, or to such other person as the member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid:

(a) by cheque sent by post to the payee or, where there is more than one payee, to any one of them; or

(b) by inter-bank transfer to such account as the payee or payees shall in writing direct; or

(c) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system); or

(d) by such other method of payment as the member (or, in the case of joint holders of a share, all of them) may agree to.

Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (b), (c) or (d) above, shall be a good discharge to the Company.

124.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency or currencies as the Directors may determine, using such exchange rate for currency conversions as the Directors may select provided that holders of Ordinary Shares shall be entitled to be paid dividends in sterling. The Directors may in their discretion make provisions to enable a member to elect to receive dividends in such currencies as the Directors may determine.

124.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least four consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed or following three such occasions reasonable enquiries have failed to establish any new address of the registered holder but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

125 Joint holders

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

126 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, subject to Article 120, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

127 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

128 Retention of dividends

128.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

128.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

129 Unclaimed dividend

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 10 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

130 Waiver of dividend

Subject to Article 120, the waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed or authenticated in accordance with Article 143 by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Capitalisation of Profits and Reserves

131 Capitalisation of profits and reserves

131.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account.

131.2 Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

131.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Scrip Dividends

132 Scrip dividends

132.1 Subject as hereinafter provided, the Directors may offer to holders of Ordinary Shares the right to receive, in lieu of dividend (or part thereof), an allotment of new Ordinary Shares credited as fully paid.

132.2 The Directors shall not make such an offer unless so authorised by an Ordinary Resolution passed at any General Meeting, which authority may extend to dividends declared or paid prior to the next following Annual General Meeting, but no further Provided that this Article 132 shall, without the need for any further Ordinary Resolution, authorise the Directors to offer rights of election in respect of any dividend declared or proposed after the date of the adoption of these Articles and at or prior to the Annual General Meeting in the year 2007.

132.3 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow members to make an election in either form.

132.4 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the value of an Ordinary Share shall be the average of the middle market quotations of an Ordinary Share

on the London Stock Exchange, as derived from the Daily Official List, on each of the first five business days on which the Ordinary Shares are quoted "ex" the relevant dividend.

132.5 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the holders of Ordinary Shares of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right Provided that they need not give such notice to a member who has previously made, and has not revoked, an earlier election to receive Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

132.6 On each occasion the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the **"elected Ordinary Shares"**), and in lieu thereof additional Ordinary Shares (but not any fraction of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis.

132.7 The additional Ordinary Shares so allotted on any occasion shall rank *pari passu* in all respects with the fully-paid Ordinary Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend.

132.8 Article 131 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article 132.

132.9 No fraction of an Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any fractional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any holder of Ordinary Shares.

132.10 The Directors may on any occasion determine that rights of election shall not be made available to any holder of Ordinary Shares with a registered address in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

132.11 In relation to any particular proposed dividend the Directors may in their absolute discretion decide:

(a) that members shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend; or

(b) at any time prior to the allotment of the Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

Accounts

133 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place outside the United Kingdom as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by the Law or ordered by a court of competent jurisdiction or authorised by the Directors.

134 Copies of accounts for members

134.1 Subject to Article 134.2, a copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who (in each case) is entitled to receive notices of General Meetings from the Company under the provisions of the Statutes or of these Articles.

134.2 Article 134.1 shall not require a copy of the documents referred to in it to be sent:

(a) to any person to whom a Summary Financial Statement is sent or provided pursuant to this Article 134;

(b) to more than one of the joint holders of any share that is held jointly by several persons; or

(c) to any person whose address the Company is not aware ;

but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

134.3 A member (or other person referred to in Article 134.1) may elect to receive Summary Financial Statements by notice in writing to the Company (at the invitation of the Company or otherwise) and such election shall become effective on receipt by the Company provided that if it is received by the Company later than 28 days before the first date on which copies of the balance sheet and profit and loss account required to be sent to that member (or other person referred to in Article 134.1) in accordance with Article 134.1 are sent out, the Directors may determine that such election shall not become effective until the following year.

134.4 The Company may notify members that, unless they notify the Company in writing to the contrary within a reasonable time period (as specified in the notice and being at least 21 days after service of the notice), they will be deemed to have elected to receive Summary Financial Statements pursuant to Article 134.3. Members who do not make any notification will be deemed to have made an election as set out in any such notice.

134.5 Each Summary Financial Statement must comply with the content requirements set out in Section 428 of the UK Companies Act 2006 as if the Company were a company incorporated in the UK (with such amendments as may, in the Directors' opinion, be necessary or desirable because the Company is not incorporated in the UK).

134.6 The Company may, in its sole discretion, elect not to produce a Summary Financial Statement in any particular year in which case any election or deemed election to receive Summary Financial Statements shall not apply in that year.

Auditors

135 Appointment of Auditor

The Company shall by Ordinary Resolution at each Annual General Meeting appoint an Auditor, who shall hold office, and examine the accounts of the Company and report thereon, in accordance with the Law.

136 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

137 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Notices

138 Service of notices etc.

138.1 The Company may, subject to the Statutes and these Articles, send or supply all types of notices, documents or information to members in hard copy, by electronic means and / or by making such notices, documents or information available on a website.

138.2 Any notice, document or information (including a share certificate) which is sent or supplied to any member by the Company (i) in hard copy form or (ii) in electronic form but to be delivered other than by electronic means and / or by means of a website, and which is either delivered personally or sent by post in a pre-paid cover addressed to such member at his registered address, or (if he has no registered address within Jersey or the United Kingdom) to the address, if any, within Jersey or the United Kingdom supplied by him to the Company as his address for the service of notices shall be deemed to have been received by the intended recipient at the time of delivery if delivered personally or at the expiration of 24 hours (or, where first-class mail is not employed, 48 hours) after the time when it was posted, and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted..

138.3 Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was sent, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

138.4 Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

138.5 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document (including, without limitation, by electronic means, where applicable) or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

139 Joint holders

139.1 Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the share.

139.2 Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the share, to the exclusion of the other joint holders.

140 Deceased and bankrupt members

140.1 A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, upon supplying to the Company (i) such evidence as the Directors may reasonably require to show his title to the share, and (ii) an address at which notices may be sent or supplied to such person, shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

140.2 Save as provided in Article 140.1, any notice, document or information sent or supplied by hand or by post to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

141 Overseas members

Subject to the Statutes and notwithstanding anything to the contrary in these Articles, a member who (having no registered address within Jersey or the United Kingdom) has not supplied to the Company an address within Jersey or the United Kingdom for the service of notices shall not be entitled to receive notices, documents or information from the Company.

142 Suspension of postal services

If at any time by reason of the suspension or curtailment of postal services within Jersey or the United Kingdom the Company is unable to give notice by post in hard copy form of a

shareholders' meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least one UK national newspaper and such notice shall be deemed to have been duly given on the day when the advertisement appears (or first appears). In any such case the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices to addresses throughout Jersey or the United Kingdom again becomes practicable.

143 Signature or authentication of documents sent by electronic means

Where these Articles require or permit a notice or other document to be signed or authenticated by a member or other person then, if done by electronic means, to be valid it must incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such notice or other document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

144 Electronic communication

144.1 A notice, document or information may be sent or supplied by the Company in electronic form to a member who has agreed (generally or specifically) that notices, documents or information can be sent or supplied to them in that form and has not revoked such agreement.

144.2 Where the notice, document or information is sent or supplied by electronic means, it may only be sent or supplied to an address specified for that purpose by the intended recipient.

144.3 A notice, document or information may be sent or supplied by the Company to a member by being made available on a website if the member has agreed (generally or specifically), or pursuant to Article 144.4 is deemed to have agreed, that notices, documents or information can be sent or supplied to them in that form and has not revoked such agreement.

144.4 If a member has been asked individually by the Company to agree that the Company may send or supply notices, documents or information generally, or specific notices, documents or information to them by means of a website and the Company does not receive a response within a period of 28 days beginning with the date on which the Company's request was sent (or such longer period as the Directors may specify), such member will be deemed to have agreed to receive such notices, documents or information by means of a website in accordance with Article 144.3 (save in respect of any notices, documents or information that are required to be sent in hard copy form pursuant to the Statutes). A member can revoke any such deemed election in accordance with Article 144.8.

144.5 A notice, document or information sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient: (i) to read it; and (ii) to retain a copy of it. For this purpose, a document or

information can be read only if: (i) it can be read with the naked eye; or (ii) to the extent that it consists of images (for example photographs) it can be seen with the naked eye.

144.6 If a notice, document or information is sent or supplied by means of a website, the Company must notify the intended recipient of: (i) the presence of the notice, document or information on the website; (ii) the address of the website; (iii) the place on the website where it may be accessed; and (iv) how to access the notice, document or information.

144.7 Any notice, document or information made available on a website will be maintained on that website for the period of 28 days beginning with the date on which notification is given under Article 144.6, or such shorter period as may be decided by the Directors. A failure to make a notice, document or information available on a website throughout the period mentioned in this Article 144.7 shall be disregarded if: (i) it is made available on the website for part of that period; and (ii) the failure to make it available throughout that period is wholly attributable to circumstances that it would not be reasonable for the Company to prevent or avoid.

144.8 Any amendment or revocation of a notification given to the Company or agreement (or deemed agreement) under this Article 144 shall only take effect if in writing signed (or authenticated in accordance with Article 143) by the member and on actual receipt by the Company thereof.

144.9 Communications sent to the Company by electronic means shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

145 Statutory requirements as to notices

Nothing in any of Articles 138 to 144 shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

Winding Up

146 Winding up

Subject to any particular rights or limitations for the time being attached to any shares, as may be specified in these Articles or upon which such shares may be issued, if the Company is wound up, the assets available for distribution among the members shall be distributed to the members *pro rata* to the number of shares held by each member at the time of the commencement of the winding up. If any share is not fully paid up, that share shall only carry the right to receive a distribution calculated on the basis of the proportion that the amount paid up on that share bears to the issue price of that share.

147 Distribution of assets *in specie*

If the Company is wound up, the Company may, with the authority of a Special Resolution and any other authority required by the Law, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and the liquidator or, where there is no liquidator, the Directors, may, for such purpose, set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members and, with the like authority, vest any part of the assets in trustees upon

such trusts for the benefit of members as he with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Destruction of Documents

148 Destruction of documents

The Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of ten years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company Provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article 148;

(c) any document referred to above may, subject to the Statutes, be destroyed before the end of the relevant period so long as a copy of such document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made and is retained until the end of the relevant period; and

(d) references herein to the destruction of any document include references to the disposal thereof in any manner.

Indemnity

149 Indemnity

In so far as the Law allows, every present or former Director and any liquidator of the Company shall be indemnified out of the assets of the Company against any loss or liability incurred by him by reason of holding or having held such office.

Number of US Members

150 Restrictions on number of US Members

150.1 For the purposes of this Article 150:

(a) **"Prohibited Share"** means any share so determined by the Directors in accordance with Article 150.3 below;

(b) **"US-held Share"** means any share (including, without limitation, any share now or at any time represented by an American Depositary Share) or right to subscribe, purchase or otherwise obtain a share, which is held by a US Resident in any manner described in the instruction to Rule 3b-4(c)(1) under the US Securities Exchange Act of 1934, as amended (the **"Exchange Act"**);

(c) **"US Resident"** means: (i) any person resident in the United States of America, its territories and possessions, any state of the United States of America or the District of Columbia (the **"United States"**); within the meaning of Rule 12g3-2 under the Exchange Act; and (ii) any person who appears at any time to the Directors to fall within sub-paragraph (i) of this definition of US Resident; and

(d) any references in this Article to beneficial ownership shall be deemed to include ownership as determined in accordance with the instruction to Rule 3b-4(c)(1) under the Exchange Act and references to **"beneficial owner"** or **"beneficially owned"** shall be construed accordingly.

150.2 If at any time the Directors believe, or have reason to believe, that US Residents are or will be, in aggregate, beneficial owners of shares of 50% or more of the issued voting share capital of the Company (the **"Permitted Maximum"**), then the provisions of this Article 150 shall apply.

150.3 In determining if a share is a Prohibited Share, the Directors shall only have regard to the order of time and date (insofar as the Directors are able to determine) in which shares become US-held Shares and the time and date at which such shares exceed the Permitted Maximum, with only such shares which cause, or will cause, the number of US-held Shares to exceed the Permitted Maximum being Prohibited Shares, provided that if shares become US-held Shares at or around the same time in circumstances where the Permitted Maximum has been exceeded and the Directors cannot ascertain the exact time and date at which shares become US-held Shares and which of those shares cause the Permitted Maximum to be exceeded, then all such US-held Shares shall be treated as Prohibited Shares in such manner (whether by scaling-down or otherwise) as they shall in their absolute discretion decide.

150.4 Subject to the provisions of Article 150.3 and this Article 150.4, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that shares are US-held Shares or Prohibited Shares. Nevertheless, the Directors may at any time give notice in writing to the holder (or to any one of the joint holders) of a share requiring him to make a declaration (in such form as the Directors may prescribe) within such reasonable period as may be specified in the notice as to whether or not the share is a US-held Share. If such holder fails to comply with such notice, the Directors may, in their absolute discretion, treat any share held by such holder or holders as a Prohibited Share.

150.5 The Directors shall give notice in writing to the holder (or to any one of joint holders) of any share which appears to them to be a Prohibited Share requiring him within 21 days (or such extended time as in all the circumstances the Directors shall consider reasonable) to transfer (and/or procure the disposal of interests in) such share to another person so that it will cease to be a US-held Share. On and after the date of such notice, and until registration of a transfer of the share to which it relates pursuant to the provisions of this Article 150.5 or Article 150.6 such that it ceases to be a US-held Share, the share shall not confer any right to receive notice of or to attend or vote at general meetings of the Company or of any class of members and the rights to attend (whether in person or by proxy), to speak and to demand a vote on a poll which would have attached to the share if it was not a Prohibited Share shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his direction. The chairman of any such meeting shall be informed by the Directors of any share becoming or being deemed to be a Prohibited Share.

150.6 If within 21 days after the giving of any notice pursuant to Article 150.5 above (or such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors shall arrange for the Company to sell such share at the best price reasonably obtainable to any other person so that the share will cease to be a Prohibited Share. For this purpose the Directors may, in the case of a share in certificated form, authorise in writing any officer or employee of the Company to execute on behalf of the holder or holders a transfer of the share to the purchaser and may issued a new certificate to the purchaser and, in the case of a share in uncertificated form, the Directors may take such other steps (including the giving of directions to or on behalf of the holder who shall be bound by them) as they think fit to effect the transfer of the share to that person. The net proceeds of the sale of such share shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former holder or holders (together with interest at such rate as the Directors consider appropriate) upon surrender by him or them of the certificate for the share.

150.7 Any notice given pursuant to Articles 150.4, 150.5 or 150.6 may relate to more than one share and shall in any event specify the share or shares to which it relates. For the purposes of this Article 150, in the case of shares held by any member in uncertificated form, the Directors may, to enable the shares to be identified and dealt with in accordance with the provisions of this Article 150, require the Operator of a relevant system to convert the shares into certificated form.

150.8 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 150.

150.9 The Directors may resolve at any time to suspend the powers conferred on them by this Article 150 indefinitely or for such period as they may in their absolute discretion determine.

150.10 The provisions of Articles 150.2 to 150.9 above shall not apply where a US Resident holds or beneficially owns Prohibited Shares in the pursuance of a *bona fide* takeover offer for the Company as defined in Article 16.1.5(a) above unless such takeover offer shall lapse or otherwise fail in which event such Articles shall have full force and effect.

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